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SECURITIES AN ... N
Washington, D.C. ...

11022218

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2010 (MM/DD/YY) **AND ENDING** 6/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Keystone Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3511 Camino del Rio South
(No. and Street)

San Diego, CA 92108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alfred E. Monahan (619) 283-3550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Roth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Capital Corporation, as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO /CCO

Title

Sandra L. Booth

Notary Public

SANDRA L. BOOTH
COMM. # 1821345
NOTARY PUBLIC-CALIFORNIA
COUNTY OF SAN DIEGO
MY COMM. EXP. NOV. 2, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KEYSTONE CAPITAL CORPORATION

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report

Board of Directors
Keystone Capital Corporation

We have audited the accompanying statement of financial condition of Keystone Capital Corporation as of June 30, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keystone Capital Corporation at June 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

BOROS & FARRINGTON APC
San Diego, California
August 15, 2011

KEYSTONE CAPITAL CORPORATION

Statement of Financial Condition

June 30, 2011

ASSETS

Cash	$ 5,527
Deposit with clearing organization	24,937
Cash and cash equivalents	30,464
Commissions receivable	3,330
Other receivables	6,841
Total assets	$ 40,635

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 22,227
Stockholders' equity	
Common stock, 1,000 shares authorized; 350 shares issued and outstanding	3,500
Paid-in capital	93,744
Accumulated deficit	(78,836)
Total stockholders' equity	18,408
Total liabilities and stockholders' equity	$ 40,635

See notes to financial statements.

KEYSTONE CAPITAL CORPORATION

Statement of Operations

Year Ended June 30, 2011

Revenues	
Commissions	$523,622
Reimbursed expenses	21,014
Interest	527
Total revenues	545,163
Expenses	
Commissions and clearing charges	491,984
Taxes, licenses, and registrations	17,541
Outside services	5,777
Occupancy	6,693
Travel and subsistence	2,141
Communications	8,002
Continuing education	6,535
Supplies	3,072
Marketing	2,256
Insurance	554
Interest	2,169
Other	1,497
Total expenses	548,221
Loss before taxes	(3,058)
Income taxes	(800)
Net loss	$ (3,858)

See notes to financial statements.

KEYSTONE CAPITAL CORPORATION

Statement of Changes in Stockholders' Equity

Year Ended June 30, 2011

	Common Stock	*Paid-in Capital*	*Accumulated Deficit*	*Total*
Balance, beginning of year	$3,500	$82,961	$(74,978)	$ 11,483
Capital contribution	-	10,783	-	10,783
Net loss	-	-	(3,858)	(3,858)
Balance, end of year	$3,500	$93,744	$(78,836)	$ 18,408

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended June 30, 2011

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

KEYSTONE CAPITAL CORPORATION

Statement of Cash Flows

Year Ended June 30, 2011

Cash flows from operating activities	
Net loss	$ (3,858)
Adjustments to reconcile net loss to net cash from operating activities	
Changes in operating assets and liabilities	
Commissions receivable	(183)
Other receivables	(6,555)
Accounts payable and accrued liabilities	(79,174)
Net cash from operating activities	(89,770)
Cash flows from financing activities	
Loan from stockholder	(8,325)
Capital contribution	10,783
Net cash from financing activities	2,458
Net decrease in cash and cash equivalents	(87,312)
Cash and cash equivalents	
Beginning of year	117,776
End of year	$ 30,464
Supplemental disclosure of cash flow information	
Interest paid	$ 2,169
Taxes paid	$ 800

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Keystone Capital Corporation (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue and expense are recorded on a settlement date basis.

Income Taxes. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2011 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2011.

2. SUBORDINATED LIABILITIES

During fiscal 2011, the Company had no liabilities that were subordinated to the claims of general creditors.

3. RELATED PARTY TRANSACTIONS

During fiscal 2011, the Company paid an affiliate approximately $6,200 for the use of facilities and administrative assistance.

4. INCOME TAXES

As of June 30, 2011, the Company had a net operating loss carryforward ("NOL") of approximately $79,000 which may be available to reduce future taxable income subject to any limitations arising from changes in Company ownership. The NOL expires through 2026. The Company has not recognized any deferred tax assets or liabilities because future utilization of the NOL is uncertain and timing differences are insignificant.

5. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

At June 30, 2011, the Company had a ratio of 1.92 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2011, the Company had net capital of $11,567 which was $6,567 in excess of the amount required by the SEC.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

7. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2011, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

****

KEYSTONE CAPITAL CORPORATION

Supplemental Schedule
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2011

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholders' equity	$ 18,408	$ 17,121	$ 1,287
Less non-allowable assets			
Other receivables	6,841	-	(6,841)
Net capital	$ 11,567	$ 17,121	$ (5,554)
Total aggregate indebtedness	$ 22,227	$ 20,806	$ 1,421
Ratio of aggregate indebtedness to net capital	1.92	1.22	
Minimum net capital required	$5,000	$5,000	

Note: *The differences result primarily from the classification of other receivables as a non-allowable asset and audit adjustments to accrue commissions receivable, accounts payable, and payable.*

Independent Auditor's Report On Internal Control
Required by SEC Rule 17a-5(g)(1)

Keystone Capital Corporation:

In planning and performing our audit of the financial statements and supplementary schedules of Keystone Capital Corporation (the "Company") as of for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

BOROS & FARRINGTON APC
San Diego, California
August 15, 2011

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

SIPC Supplemental Report

To the Board of Directors of Keystone Capital Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Keystone Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended June 30, 2011, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 15, 2011

KEYSTONE CAPITAL CORPORATION

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

For the Year Ended June 30, 2011

Total revenue	$545,163
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(36,623)
Other revenues not related to the securities business	
Reimbursed expenses	(21,014)
Interest expense, but not in excess of interest income	(527)
SIPC net operating revenues	$486,999
General assessment @ .0025	$ 1,217
Less overpayment applied	(52)
Less payment	
January 27, 2011	(861)
July 29,2011	(281)
Balance due	$ 23

KEYSTONE CAPITAL CORPORATION

Financial Statements

And

Independent Auditor's Report

June 30, 2011